STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4


1.  Name and Address of Reporting Person:
   	     Peterson, Mark
   	     C/O Ultradata Systems, Inc.
	      9375 Dielman Industrial Dr.
   	     St. Louis, MO 63132

2.  Issuer Name and Ticker Trading Symbol:
        	Ultradata Systems, Inc. - ULTR

3.  IRS or Social Security Number of Reporting Person:
        	###-##-####

4.  Statement for Month/Year:
        April, 1998

5.  If Amendment, Date of Original (Month/Year):
        	N/A

6.  Relationship of Reporting Person to Issuer:
              (Check all applicable)

        	   Director	                		       10% Owner
        	X  Officer: (Vice President)	        Other

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title    	 Trans-  Trans-   Securities         Amount of   Ownership   Nature of
of       	 action  action   Acquired (A)       Securities  Form:      Indirect
Security   Date    Code     Disposed of(D)     Beneficially Direct(D) Benefic-
                                               Owned at    Indirect(I) ial
                       	    Amount Code Price  End of Month          Ownership

         N/A


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           ( e.g. puts, calls, warrants, options, convertible securities)
   (1)        	(2)        (3)     (4)       (5)        (6)
Title of    Conversion   Trans-  Trans-  Number of   Date Exer-
Derivative  or Exercise  action  action  Derivative  cisable and
Security    Price of     Date    Code    Securities  Expiration
            Derivative                   Acquired (A) Date
            Security                     Disposed (D)


Incentive                                               Immediate
Stock Option  $6.875    04/01/98   M       25,000 (D)    11/12/02

Incentive                                               Immediate
Stock Option  $5.75     04/01/98   M        2,500 (D)    12/24/02

Incentive                                               Immediate
Stock Option  $4.00     04/01/98   A       27,500 (A)    03/31/03

Table II Cont'd:

     (7)          		(8)        (9)        (10)              (11)
Title and Amount  Price of   Number of   Ownership      Nature of
of Underlying     Derivative Derivative  Form of        Indirect
Security          Security   Securities  Derivative     Beneficial
                                         Beneficailly   Security Ownership
                                         Owned at End   Direct (D)
                                         of Month       or Indirect (I)


Common Stock        N/A       27,500         (D)              N/A




Signed: David Biernbaum
        Vice President & Chief Operating Officer
        April 1, 1998